UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

KiOR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

497217 10 9

(CUSIP Number)

BIOeCON B.V.
Hogebrinkerweg 15 e
3871 KM Hoevlaken
The Netherlands
Tel: +31 33 254 04 73
Attn: Paul O’Connor

Copies to:

Whitney J. Smith, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022
(212) 536-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 13,191,838*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,191,838*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 25.2%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 13,191,838 shares of Class B Common Stock held by BIOeCON B.V. which are convertible into 13,191,838 shares of Class A Common Stock at any time, at the option of the holder.  BIOeCON B.V. may be deemed to share voting power over these shares with Paul O’Connor, its managing director, BIOeCON Holding B.V., its controlling stockholder and BIOeCON International Holding N.V., the controlling stockholder of BIOeCON Holding B.V.  Percentage ownership is calculated based on 39,133,134 shares of Class A Common Stock issued and outstanding, as reported in the Form 424(b)(4) Prospectus filed by KiOR, Inc. with the Securities and Exchange Commission on June 24, 2011.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 13,191,838*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,191,838*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 25.2%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 13,191,838 shares of Class B Common Stock which are convertible into 13,191,838 shares of Class A Common Stock, held by BIOeCON B.V., of which BIOeCON Holding B.V. is a controlling stockholder and therefore may be deemed to share voting power with BIOeCON B.V. over the shares.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON International Holding N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: Curacao, Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 13,191,838*
9. Sole Dispositive Power: 13,191,838*
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,191,838*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 25.2%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 13,191,838 shares of Class B Common Stock which are convertible into 13,191,838 shares of Class A Common Stock, held by BIOeCON B.V., of which BIOeCON International Holding N.V. controls as the controlling stockholder of BIOeCON Holding B.V.  BIOeCON International Holding N.V. has sole dispositive power over the shares, and may be deemed to share voting power.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Paul O’Connor
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 13,191,838*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,191,838*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 25.2%
14.	Type of Reporting Person (See Instructions): IN

*
The amount of securities beneficially owned represents 13,191,838 shares of Class B Common Stock which are convertible into 13,191,838 shares of Class A Common Stock, held by BIOeCON B.V., of which Paul O’Connor is the managing director and therefore may be deemed to share voting power with BIOeCON B.V. over the shares.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (“Class A Stock”), of KiOR, Inc., a Delaware corporation (“KiOR”). The principal executive offices of KiOR are located at 13001 Bay Park Road, Pasadena, Texas 77507.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of BIOeCON B.V. (“BIOeCON BV”), BIOeCON Holding B.V. (“BIOeCON Holding BV”), BIOeCON International Holding N.V. (“BIOeCON NV”) and Paul O’Connor, which beneficially own shares of Class B Common Stock, par value $0.0001 per share (“Class B Stock”), of KiOR, which is convertible into one share of Class A Stock at any time, at the option of the holder.  All shares of Class B Stock may also be converted upon the affirmative vote of holders of at least a majority of the shares of Class B Stock outstanding.  In addition, each share of Class B Stock will automatically convert into one share of Class A Stock upon any transfer, whether or not for value, subject to certain exceptions.

BIOeCON BV, a Netherlands company with offices at Hogebrinkerweg 15 e, 3871 KM Hoevlaken, The Netherlands, is focused on the conversion of biomass into renewable fuels and energy.  During the last five years, BIOeCON BV has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BIOeCON Holding BV, a Netherlands company with offices at Hogebrinkerweg 15 e, 3871 KM Hoevlaken, The Netherlands, is the holding company of BIOeCON BV.  During the last five years, BIOeCON Holding BV has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BIOeCON NV, a Curacao, Netherlands Antilles company with offices at14 Kaya W.F.G. (Jombi) Mensing, Curacao, Netherlands Antilles, is the holding company of BIOeCON Holding BV.  During the last five years, BIOeCON NV has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Paul O’Connor is an individual with a business address of Hogebrinkerweg 15 e, 3871 KM Hoevlaken, The Netherlands.  Mr. O’Connor is Director of Science and Technology of BIOeCON BV.  During the last five years, Mr. O’Connor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. O’Connor is a citizen of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

In November 2007, KiOR issued and sold 14,400,000 shares of common stock to BIOeCON BV as consideration for intellectual property valued at $2.6 million.  At the closing of KiOR’s initial public offering of its Class A Stock, the common stock owned by BIOeCON BV was redesignated as Class B Stock which is convertible into Class A Stock as described in Item 2.

Item 4. Purpose of Transaction.

In November 2007, BIOeCON BV entered into a commercial venture with KiOR, pursuant to which KiOR sold 14,400,000 shares of common stock to BIOeCON BV as consideration for intellectual property valued at $2.6 million.

None of BIOeCON BV, BIOeCON Holding BV, BIOeCON NV or Paul O’Connor has any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of KiOR.  BIOeCON BV, BIOeCON Holding BV, BIOeCON NV and Paul O’Connor each reserve the right to acquire, or dispose of, additional securities of KiOR in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.  BIOeCON BV, BIOeCON Holding BV, BIOeCON NV and Paul O’Connor may engage in discussions from time to time with other stockholders of KiOR regarding the acquisition by BIOeCON BV, BIOeCON Holding BV, BIOeCON NV and Paul O’Connor of shares of KiOR’s Class A common stock held by such stockholders.

BIOeCON BV, BIOeCON Holding BV, BIOeCON NV and Paul O’Connor  may engage in further discussions with management, other stockholders of KiOR or other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of KiOR, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, BIOeCON BV and Paul O’Connor may exercise their rights under the Rights Agreement, as defined below.

Other than as described above and as set forth in the Rights Agreement, as defined below, BIOeCON BV, BIOeCON Holding BV, BIOeCON NV and Paul O’Connor do not have any plans or proposals which would result in the consequences listed in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of July 12, 2011, BIOeCON BV owns 13,191,838 shares of Class B Stock, which if converted into Class A Stock, would constitute 25.2% of the Class A Stock issued and outstanding as of that date.  BIOeCON Holding BV is a controlling stockholder of BIOeCON BV, BIOeCON NV is a controlling stockholder of BIOeCON Holding BV and Paul O’Connor is the managing director of BIOeCON BV, and thus they may be deemed to share voting power with BIOeCON BV with respect to these 13,191,838 shares of Class B Stock.  BIOeCON NV has sole dispositive power with respect to these 13,191,838 shares of Class B Stock.  There have been no transactions in Class A Stock or Class B Stock effected by BIOeCON BV, BIOeCON Holding BV, BIOeCON NV or Paul O’Connor during the sixty days on or prior to the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

BIOeCON BV and Paul O’Connor entered into an Amended and Restated Investors’ Rights Agreement, dated April 21, 2011, among KiOR and KiOR’s security holders listed therein (the “Rights Agreement”). The Rights Agreement grants certain registration rights, rights of first offer with respect to certain stock issuances, information rights and other rights.  All of these rights, other than certain registration rights, have terminated upon the completion of KiOR’s initial public offering.  Also, the parties to the Rights Agreement have agreed to not sell any of KiOR’s securities owned by them for a period specified by KiOR and by the managing underwriters, not to exceed 180 days after the date of effectiveness of KiOR’s registration statement for its initial public offering, and in specific circumstances, up to an additional 15 days.

Except as otherwise described herein, there are no contracts, arrangements, understandings  or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1
Amended and Restated Investors’ Rights Agreement, dated April 21, 2011 (Incorporated by reference to Exhibit 4.2 of KiOR’s Registration Statement on Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission on May 18, 2011)

Exhibit 99.2	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2011

BIOeCON B.V.

By:           /s/ Paul O’Connor
Name:      Paul O’Connor
Title:        Managing Director

BIOeCON Holding B.V.

By:           /s/ Paul O’Connor
Name:       Paul O’Connor
Title:         Managing Director

BIOeCON International Holding N.V.

/s/ B. Bekkering and U.A. Belfor-Fullinck
By: Orangefield Trust (Caribbean) N.V.
Title: Managing Director

Represented By:
Name:       B. Bekkering / U.A. Belfor-Fullinck
Title:         General Proxyholder / Proxyholder

                    /s/ Paul O’Connor
                  Paul O’Connor

Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned's ownership of securities of KiOR, Inc. and further agree to the inclusion of this Agreement in the Schedule 13D. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Schedule 13D. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:	July 12, 2011

BIOeCON B.V.

By:           /s/ Paul O’Connor
Name:      Paul O’Connor
Title:        Managing Director

BIOeCON Holding B.V.

By:           /s/ Paul O’Connor
Name:       Paul O’Connor
Title:         Managing Director

BIOeCON International Holding N.V.

/s/ B. Bekkering and U.A. Belfor-Fullinck
By: Orangefield Trust (Caribbean) N.V.
Title: Managing Director

Represented By:
Name:       B. Bekkering / U.A. Belfor-Fullinck
Title:         General Proxyholder / Proxyholder

                    /s/ Paul O’Connor
                  Paul O’Connor